

Mail Stop 3561

July 16, 2010

Thomas S. Hall, Chief Executive Officer
NovaMed, Inc.
333 West Wacker Drive, Suite 1010
Chicago, IL 60606

      Re: **NovaMed, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              File No. 000-26625
              Definitive Proxy Statement on Schedule 14A
              Filed April 14, 2010
              File No. 000-26625

Dear Mr. Hall:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 16, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Policies and Estimates, page 32
Asset Impairment, page 33

1.   We note that you did not record any impairment to goodwill during 2009 or the three months ended March 31, 2010. However, it appears that the net book value of your equity exceeded your market capitalization as of December 31, 2009, March 31, 2010

and the date of this letter. Please tell us how you considered market capitalization in your goodwill impairment test and reconcile for us the difference between the market capitalization and net book value of equity as of the date of your annual impairment test. Quantify the amount of any assumed control premium and disclose in future filings the factors considered in deriving this estimate.

2.   We note that you determined that goodwill was not impaired during the performance of your annual impairment test. We also note that your market capitalization is currently below the book value of your equity and has been for consecutive quarters. Please advise us whether you have performed an interim impairment test subsequent to year-end. If not, please explain how you analyzed the difference between your market capitalization and book value to conclude that an interim impairment test was not necessary. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

3.   Please expand your critical accounting policy disclosures in future filings, including your next Form 10-Q, to address the fact that your market capitalization is below your book value of equity. Your disclosures should clearly indicate the magnitude and duration of this condition. Your disclosures should also address and discuss the specific factors that you considered in determining that goodwill was not impaired as of the most recent reporting date. Please provide us your proposed disclosures supplementally.

4.   In light of your significant goodwill balance and potential impairment of intangible and other assets related to this business, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

   •   Percentage by which fair value exceeded carrying value as of the most recent step one test;
   •   Amount of goodwill allocated to the unit;
   •   Description of the methods and key assumptions used and how the key assumptions were determined;
   •   Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   •   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

5.   Please tell us and disclose in future filings the date at which you perform your annual impairment test.

Revenue Recognition and Accounts Receivable, Net of Allowances, page 32

6.   We note from your disclosure in the second paragraph of page 33 that your contractual allowance balance decreased as you implemented a new billing process that results in no contractual allowance being recorded. We understand that gross accounts receivable, or the sum of net accounts receivable and related allowances, includes amounts that were never collectible based on how your legacy billing system functioned. We presume that the contractual allowances were adjusted as collections were received from Medicare and other third party payors. Please confirm our understanding and tell us and discuss in future filings when you expect this effect of the legacy billing system, i.e., the significant balance of the allowance for contractual adjustments, to be completely eliminated. Please provide us with a copy of your revised disclosure.

Liquidity and Capital Resources, page 41

7.   We note on page 43 that you are subject to a leverage ratio under the terms of the credit agreement. Furthermore, we note on page 32 that an asset impairment may cause you to be in default of one or more covenants of your credit facility. Please tell us and expand your discussion in future filings as follows:

(a)   Describe in greater detail those covenants in which it is reasonably possible that an impairment could result in a violation of the covenant, including how the leverage ratio is calculated;

(b)   Disclose the actual ratios attained and describe in quantitative and qualitative terms the impact an impairment would have on the ratios; and

(c)   Describe the consequences that a default would have on your liquidity and capital resources, including a discussion of any cross-default provisions.

Recent Accounting Pronouncements, page 45

8.   We note on page 48 that you were assessing the potential impact of the adoption of ASU No. 2009-17. This pronouncement became effective for you beginning January 1, 2010, and we could not locate any disclosure in your Form 10-Q for the quarter ended March 31, 2010 that described the impact of this pronouncement's adoption. Please tell us and disclose in your next Form 10-Q the impact, if any, that adoption of ASU No. 2009-17 had on your financial statements.

Note 2. Summary of Significant Accounting Policies, page F-7

Recent Accounting Pronouncements, page F-11

9.   We note on page F-13 that the adoption of ASC 810 resulted in the reclassification of cash paid to noncontrolling interestholders from an operating activity to a financing activity. Please tell us and describe in your discussion of Liquidity and Capital

Thomas S. Hall
Novamed, Inc.
July 16, 2010
Page 4

Resources in future filings how you determine the amounts to distribute to noncontrolling interests. In this regard, clarify whether the amounts are contractually determined or discretionary and how the cash distributions are transactions with owners acting in capacity as owners rather than the capacity as service providers. Explain to us who the noncontrolling interestholders are, and to the extent they are physicians, describe the services provided by them and where compensation for such services are reflected in your statements of operations.

Exhibits

10.   We note that Exhibits 4.6 and 10.9 are missing exhibits, schedules, or attachments. In your next periodic report, please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Schedule 14 A filed April 14, 2010
Executive Compensation, page 23

11.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Certain Relationships and Related Transactions, page 38

12.   In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K. Please confirm that you will provide this disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, the accounting examiner for this filing, at (202) 551-3291 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Scott T. Macomber, CFO
        Fax: (312) 780-3234